SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

PEOPLE.
TECHNOLOGY.
KT ’18 3Q Earnings Release
2018. 11. 2 | Investor Relations

Disclaimer
This presentation has been prepared by KT Corp.(the “Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
KT Corp has applied new accounting standard of ‘K-IFRS 1115’ as of Jan 1st, 2018. Accordingly, we have elected the modified retrospective approach which will recognize the cumulative impact of the new standard as an adjustment to retained earnings as at January 1 2018, the period of initial application. That said, there are no obligation to apply the new standard to previous financial statements.
In this material, despite the new accounting standard, we have included the restated figures for 2018 prepared under IFRS 1018 (old-standard) for investors’ understandings. The restated figures are followed by ‘*’ marking. However, please be noted that these restated figures have not been audited or reviewed by external auditors.
If you have any related questions to this material, please contact IR department.
Tel : 82-2-3495-3512, 3254, 3564, 3976, 5343
Fax : 82-2-3495-5917

Contents
1 3Q18 Highlight
2 Financial Highlights
3 Business Overviews
4 Q&A
5 Appendix

Contents
1 3Q18 Highlight
2 Financial Highlights
3 Business Overviews
4 Q&A
5 Appendix

1 3Q18 Highlight
Sustained revenue and subscriber growth despite regulation on wireless services
Service development in platform business (AI, smart energy, security, etc.) for securing long-term growth momentum, preparing for the upcoming 5G era
High-quality subscriber growth supported by tailored services and network quality
- MNO net adds of 204K with 70% of new subscribers choosing ‘DataON’ pricing plan
- GiGA penetration of 54% with broadband revenue up by 2.3% YoY (stand-alone, old std.)
- Launch of ‘Kidsland 2.0’, specialized service for early childhood education and care,
IPTV net adds of 103K with revenue up by 15.3% YoY (stand-alone, old std.)
Toward intelligent media platform with GiGA Genie subscribers of 1.2M
- Launched voice command TV, voice shopping* , new education programs and AI apartment/hotels via GiGA Genie, enhancing customer experience
*making purchases through verbal commands
5G preparation with service reinforcement in energy/security/next-generation media
- Started ‘5G Open Lab’ with various firms to foster 5G ecosystem and service development
- Enhanced service quality and coverage of ‘GiGA Energy Manager’, ‘GiGAeyes’, VRIGHT, etc.

Contents
1 3Q18 Highlight
2 Financial Highlights
3 Business Overviews
4 Q&A
5 Appendix

K-IFRS / Consolidated

2-1 Financial Highlights

Income Statement

☐ **Operating Revenue**

KRW 5.99tn, YoY +2.7%

- Service Revenue

  KRW 5.14tn, YoY +1.8%

☐ **Operating Income**

KRW 320.8bn, YoY -15.0%

☐ **Net Income**

KRW 201.0bn, YoY -0.8%

☐ **EBITDA**

KRW 1.14tn, YoY -6.5%

(Unit: KRW bn)

	3Q17*	2Q18*	3Q18*	QoQ	YoY	2Q18	3Q18	QoQ
Operating Revenue	5,826.6	5,882.4	5,986.0	1.8%	2.7%	5,806.9	5,948.5	2.4%
Service Revenue	5,047.2	5,050.2	5,138.2	1.7%	1.8%	5,003.6	5,096.9	1.9%
Merchandise Revenue	779.3	832.2	847.8	1.9%	8.8%	803.4	851.5	6.0%
Operating Expense	5,449.3	5,505.4	5,665.2	2.9%	4.0%	5,407.8	5,579.0	3.2%
Operating Income	377.3	376.9	320.8	-14.9%	-15.0%	399.1	369.5	-7.4%
Margin (%)	6.5%	6.4%	5.4%	-1.0%p	-1.1%p	6.9%	6.2%	-0.7%p
Non-operating Income/Loss	-60.5	-14.6	-39.1	Deficit Increased	Deficit Decreased	-7.9	-35.4	Deficit Increased
Income before Taxes	316.7	362.4	281.6	-22.3%	-11.1%	391.2	334.0	-14.6%
Net Income	202.6	256.9	201.0	-21.8%	-0.8%	280.7	239.5	-14.7%
Margin (%)	3.5%	4.4%	3.4%	-1.0%p	-0.1%p	4.8%	4.0%	-0.8%p
EBITDA	1,215.1	1,199.0	1,136.2	-5.2%	-6.5%	1,221.2	1,184.9	-3.0%
Margin (%)	20.9%	20.4%	19.0%	-1.4%p	-1.9%p	21.0%	19.9%	-1.1%p

* IFRS 1018 applied (old-standard) : Restated figures have been provided for investors' understanding.
The figures have not been audited or reviewed by external auditors. (applies to other slides)

6

2-2 Financial Highlights K-IFRS / Consolidated Operating Expenses Operating Expenses KRW 5.67tn, YoY +4.0% Labor Cost KRW 930.2bn, YoY +9.6% General Expense KRW 2.49tn, YoY +0.5% Cost of Service Provided KRW 678.8bn, YoY +12.5% Cost of Merchandise KRW 938.9bn, YoY +1.6% (Unit: KRW bn) 3Q17* 2Q18* 3Q18* QoQ YoY 2Q18 3Q18 QoQ Operating Expenses 5,449.3 5,505.4 5,665.2 2.9% 4.0% 5,407.8 5,579.0 3.2% Labor Cost 848.5 989.6 930.2 -6.0% 9.6% 987.5 930.1 -5.8% General Expense 2,481.1 2,466.6 2,492.8 1.1% 0.5% 2,454.6 2,494.6 1.6% Cost of Service Provided 603.3 609.8 678.8 11.3% 12.5% 609.8 678.8 11.3% Selling Expense 592.1 530.5 624.5 17.7% 5.5% 447.8 536.6 19.8% Cost of Merchandise 924.4 908.2 938.9 3.4% 1.6% 908.2 938.9 3.4% Marketing Expenses KRW 674.7bn, YoY -0.4% (Unit: KRW bn) 3Q17* 2Q18* 3Q18* QoQ YoY Marketing Expenses 677.7 674.6 674.7 0.0% -0.4% KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses

2-3 Financial Highlights K-IFRS / Consolidated Financial Position Equity increase on IFRS15 application Cumulative impact reflected in Jan. 1st, 2018 retained earnings Debt Position Borrowings: KRW 6.37tn New Debt: KRW 3.65tn Debt Ratio Debt to Equity: 124.1% Net Debt to Equity: 25.1% 3Q 17* 2Q 18 3Q 18 QoQ YoY Assets 29,373.0 29,968.0 32,644.5 8.9% 11.1% Cash & Cash Equivalents 2,168.6 2,249.7 2,718.1 20.8% 25.3% Liabilities 16,085.9 15,665.2 18,077.3 15.4% 12.4% Borrowings 6,848.2 6,604.5 6,370.2 -3.5% -7.0% Equity 13,287.1 14,302.8 14,567.2 1.8% 9.6% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,679.6 4,354.8 3,652.1 -16.1% -22.0% Debt / Equity 121.1% 109.5% 124.1% 14.6%p 3.0%p Net Debt / Equity 35.2% 30.4% 25.1% -5.4%p -10.1%p
Debt to Equity
Net Debt to Equity

2-4 Financial Highlights K-IFRS / Consolidated CAPEX (Unit: KRW bn) Cumulative CAPEX in 2018 KRW 1.11tn executed Executed 48.2% of 2018 Guidance CAPEX Breakdown Access Network: KRW 579.1bn Backbone Network: KRW 226.4bn B2B: KRW 188.7bn Others: KRW 1,142bn 2018 Guidance KRW 2.3tn Access Network Backbone Network B2B Others

Contents 1 3Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

3-1 Business Overview K-IFRS / Consolidated Wireless Wireless down by 2.1% YoY Service revenue declined on increased take-up of ‘selective tariff discount’ and uplifted discount rate, YoY -2.5% (Unit KRW bn) 3Q17* 2Q18* 3Q18* QoQ YoY 2Q18 3Q18 QoQ Wireless 1,816.6 1,786.2 1,778.6 -0.4% -2.1% 1,763.7 1,760.1 -0.2% Service 1,700.6 1,667.2 1,657.4 -0.6% -2.5% 1,644.7 1,638.9 -0.4% Interconnection 116.0 119.0 121.2 1.9% 4.5% 119.0 121.2 1.9% [Wireless Subscriber] (Unit: 1,000) Net addition and LTE penetration continues Wireless net adds of 258K Net subscriber addition continues with successful launch of new pricing plan ‘Data ON’ LTE penetration reached 79.4% 20,378 20,662 20,920 18,892 19,234 19,521 19,795 20,015 79.4% 77.9% 78.5% 76.7% 77.2% 75.5% 75.9% 76.2% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Subscribers % of LTE

3-2 Business Overview K-IFRS / Consolidated Wireline Wireline down by 1.5% YoY (Unit: KRW bn) 3Q17* 2Q18* 3Q18* QoQ YoY 2Q18 3Q18 QoQ Wireline 1,218.0 1,196.3 1,200.0 0.3% -1.5% 1,181.5 1,186.4 0.4% Telephony 452.0 433.2 421.7 -2.7% -6.7% 432.5 421.1 -2.6% Broadband 503.3 508.9 512.8 0.8% 1.9% 494.7 499.7 1.0% Line lease 262.7 254.2 265.5 4.4% 1.1% 254.3 265.5 4.4% Broadband Revenue up by 1.9% YoY with GiGA subscriber expansion despite interconnection rate decline Revenue–excluding interconnection up by 3.4% YoY [Broadband Subscriber] (Unit: 1,000) 8,640 8,708 8,758 8,653 8,659 8,698 8,516 8,573 51.9% 54.2% 48.9% 44.9% 41.5% 37.5% 33.0% 28.5% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Subscribers % of GiGA Telephony Revenue down by 6.7% YoY on cord-cutting and usage drop

K-IFRS / Consolidated 3-3 Business Overview Media/Contents (Unit KRW bn) Media/Contents up by 9.2% YoY 3Q17* 2Q18* 3Q18* QoQ YoY 2Q18 3Q18 QoQ Media/Contents 572.6 604.2 625.3 3.5% 9.2% 595.2 616.2 3.5% Media Media 464.5 495.3 501.9 1.3% 8.0% 487.3 493.2 1.2% IPTV net adds of 100K for 3 consecutive quarters Contents 108.0 108.9 123.4 13.3% 14.2% 107.9 123.0 14.0% Media revenue up by 8.0% YoYon high-quality subscriber expansion and platform revenue increase [IPTV Subscriber] (Unit: 1,000) Contents 7,042 7,161 7,280 7,397 7,472 7,573 7,672 7,775 Up by 14.2% YoY on T-commerce revenue growth of KTH Number of IPTV subscribers differs from MSIT’s release that applies “Combined Market Share Regulation” under the IPTV law. (KT’s average(6-month average) pay TV subscribers as of 2H17 are 6,339,759.)

K-IFRS / Consolidated 3-4 Business Overview Finance and Others Finance up by 1.0% YoY 3Q17* 2Q18* 3Q18* QoQ YoY 2Q18 3Q18 QoQ Finance 873.9 866.7 882.3 1.8% 1.0% 866.7 882.3 1.8% Other Services 566.2 596.8 652.0 9.3% 15.2% 596.5 652.0 9.3% IT / Solution 244.5 261.6 273.0 4.4% 11.6% 261.6 273.0 4.4% Other Services up by 15.2% YoY Real Estate 104.8 107.7 141.3 31.2% 34.8% 107.7 141.3 31.2% Other Services revenue up on IDC and real estate growth Others 216.8 227.5 237.7 4.5% 9.6% 227.3 237.7 4.6% Merchandise up by 8.8% YoY Merchandise Revenue 779.3 832.2 847.8 1.9% 8.8% 803.4 851.5 6.0% Finance revenue up on increased domestic transactions of BC Card (Unit: KRW bn)

Contents 1 3Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

Contents
1 3Q18 Highlight
2 Financial Highlights
3 Business Overviews
4 Q&A
5 Appendix

5-1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q 17*	4Q 17*	1Q 18*	2Q 18*	3Q 18*	1Q 18	2Q 18	3Q 18
Operating revenue	5,826.6	6,106.6	5,837.9	5,882.4	5,986.0	5,710.2	5,806.9	5,948.5
Service revenue	5,047.2	5,058.2	4,921.7	5,050.2	5,138.2	4,863.6	5,003.6	5,096.9
Wireless	1,816.6	1,811.4	1,777.9	1,786.2	1,778.6	1,740.8	1,763.7	1,760.1
Fixed line	1,218.0	1,202.6	1,212.4	1,196.3	1,200.0	1,198.8	1,181.5	1,186.4
Media/Contents	572.6	584.8	561.7	604.2	625.3	554.2	595.2	616.2
Finance	873.9	892.8	832.7	866.7	882.3	832.7	866.7	882.3
Others	566.2	566.6	537.0	596.8	652.0	537.1	596.5	652.0
Merchandise rev.	779.3	1,048.4	916.1	832.2	847.8	846.6	803.4	851.5
Operating expense	5,449.3	5,972.8	5,402.7	5,505.4	5,665.2	5,313.1	5,407.8	5,579.0
Service expense	4,524.9	4,804.7	4,458.3	4,597.3	4,726.4	4,368.6	4,499.6	4,640.2
Labor expense	848.5	978.0	923.5	989.6	930.2	922.1	987.5	930.1
General expense	2,481.1	2,536.4	2,363.6	2,466.6	2,492.8	2,353.1	2,454.6	2,494.6
Cost of svc provided	603.3	676.4	649.7	609.8	678.8	649.7	609.8	678.8
Selling expense	592.1	613.8	521.4	530.5	624.5	443.7	447.8	536.6
Merchandise cost	924.4	1,168.1	944.4	908.2	938.9	944.4	908.2	938.9
Operating income	377.3	133.7	435.1	376.9	320.8	397.1	399.1	369.5
N-OP income (loss)	-60.5	-247.3	-47.2	-14.6	-39.1	-44.1	-7.9	-35.4
N-operating income	120.7	235.6	128.7	210.5	100.3	130.0	211.3	101.0
N-operating expense	183.7	469.1	174.9	226.3	136.5	173.2	220.5	133.5
Equity method (G/L)	2.4	-13.9	-1.0	1.2	-3.0	-1.0	1.2	-3.0
Income bf taxes	316.7	-113.6	388.0	362.4	281.6	353.0	391.2	334.0
Income tax	114.1	9.9	135.4	105.4	80.6	128.9	110.5	94.6
Income from con. Op	202.6	-123.5	252.5	256.9	201.0	224.1	280.7	239.5
Income from discon. op	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	202.6	-123.5	252.5	256.9	201.0	224.1	280.7	239.5
NI contribution to KT	179.9	-126.1	227.5	229.5	184.8	197.0	251.0	222.5
EBITDA	1,215.1	968.8	1,266.9	1,199.0	1,136.2	1,228.9	1,221.2	1,184.9
EBITDA Margin	20.9%	15.9%	21.7%	20.4%	19.0%	21.5%	21.0%	19.9%

KT Separate	3Q 17*	4Q 17*	1Q 18*	2Q 18*	3Q 18*	1Q 18	2Q 18	3Q 18
Operating revenue	4,312.0	4,575.3	4,418.4	4,344.7	4,402.7	4,297.2	4,283.0	4,358.2
Service revenue	3,607.5	3,570.0	3,555.1	3,622.7	3,619.7	3,501.5	3,581.4	3,582.3
Wireless	1,791.2	1,782.5	1,751.3	1,758.9	1,751.2	1,713.8	1,735.5	1,731.4
Fixed line	1,210.1	1,186.5	1,197.9	1,189.3	1,186.3	1,186.5	1,176.4	1,174.7
Media	311.6	317.6	323.1	361.9	359.2	318.7	357.2	353.5
Other service	294.7	283.4	282.8	312.7	323.1	282.5	312.3	322.6
Merchandise rev.	704.5	1,005.3	863.3	722.0	783.0	795.6	701.6	775.9
Operating expense	4,040.6	4,514.9	4,078.8	4,067.5	4,184.9	3,992.2	3,975.4	4,077.6
Service expense	3,278.5	3,473.3	3,227.9	3,348.5	3,403.8	3,141.3	3,256.4	3,296.6
Labor expense	491.0	575.3	526.9	599.0	540.4	526.9	599.0	540.4
General expense	1,687.6	1,779.0	1,633.4	1,671.2	1,675.4	1,627.8	1,658.8	1,658.3
Cost of svc provided	509.2	507.6	519.0	518.1	540.4	519.0	518.1	540.4
Selling expense	590.7	611.3	548.5	560.2	647.6	467.6	480.5	557.5
Merchandise cost	762.0	1,041.7	850.9	718.9	781.0	850.9	718.9	781.0
Operating income	271.4	60.4	339.6	277.2	217.8	305.0	307.7	280.6
N-OP income (loss)	-46.2	-205.2	124.3	-27.9	-7.9	127.3	-21.3	-4.2
N-operating income	106.6	200.8	283.5	185.2	104.6	284.8	186.0	105.2
N-operating expense	152.7	406.0	159.2	213.1	112.4	157.5	207.2	109.4
Income bf taxes	225.3	-144.8	463.9	249.3	210.0	432.2	286.4	276.4
Income tax	77.3	-14.8	123.9	66.6	56.0	115.4	76.5	73.8
Net income	148.0	-130.1	340.0	182.8	153.9	316.8	209.9	202.6
EBITDA	1,021.8	805.7	1,081.3	1,009.0	940.3	1,046.6	1,039.4	1,003.1
EBITDA Margin	23.7%	17.6%	24.5%	23.2%	21.4%	24.4%	24.3%	23.0%

* K-IFRS 1018 (old-standard)

17

5-2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18	3Q 18
Asset	30,102.6	27,825.5	29,373.0	29,580.6	30,467.8	29,968.0	32,644.5
Current assets	9,858.1	7,592.8	9,354.1	9,522.1	10,928.3	10,696.9	13,662.5
Cash & cash equi.	2,002.1	1,656.5	2,168.6	1,928.2	1,777.5	2,249.7	2,718.1
Trade & other rec	3,196.7	3,384.9	3,440.8	3,555.9	3,486.4	3,589.8	3,800.8
Inventories	499.0	420.0	346.7	457.7	716.0	594.5	503.5
Other current asset	4,160.2	2,131.6	3,398.0	3,580.4	4,948.5	4,262.9	6,640.1
- Prepaid_Contract cost	-	-	-	-	987.2	1,037.8	1,070.5
- Contract assets	-	-	-	-	313.1	298.4	305.2
Non-current assets	20,244.5	20,232.7	20,018.9	20,058.5	19,539.5	19,271.1	18,982.0
Trade & other rec	609.6	647.8	629.8	800.6	689.2	770.1	678.8
P.P.E	13,865.5	13,409.7	13,288.5	13,562.3	13,161.7	13,000.0	12,855.3
Other current asset	5,769.4	6,175.2	6,100.5	5,695.6	5,688.5	5,501.0	5,448.0
- Prepaid_Contract cost	-	-	-	-	343.5	362.6	368.5
- Contract assets	-	-	-	-	74.0	79.3	92.9
Liabilities	17,319.3	14,771.1	16,085.9	16,504.3	16,458.0	15,665.2	18,077.3
Current liabilities	9,714.6	7,275.8	8,815.7	9,458.1	9,437.6	9,101.5	11,169.1
Trade & other payables	7,384.0	5,626.9	6,672.0	7,355.5	6,972.4	6,197.7	8,698.2
Short-term borrowings	1,647.5	988.7	1,586.0	1,573.5	1,534.3	1,940.0	1,417.0
Others	683.1	660.2	557.6	529.1	931.0	963.8	1,053.8
- Contract liabilities	-	-	-	-	270.8	281.0	289.3
Non-current liabilities	7,604.7	7,495.4	7,270.2	7,046.1	7,020.4	6,563.7	6,908.2
Trade & other payables	886.9	894.1	900.6	893.1	667.9	661.0	658.2
Long-term borrowings	5,697.7	5,536.3	5,262.2	5,110.2	5,155.0	4,664.5	4,953.2
Others	1,020.0	1,065.0	1,107.5	1,042.8	1,197.5	1,238.2	1,296.8
- Contract liabilities	-	-	-	-	52.1	45.8	42.1
Equity	12,783.3	13,054.4	13,287.1	13,076.4	14,009.8	14,302.8	14,567.2
Retained earnings	9,657.9	9,877.3	10,056.5	9,854.2	10,726.0	10,973.6	11,202.2

KT Separate	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18	3Q 18
Asset	23,677.2	22,881.3	23,381.9	23,334.9	24,639.8	24,378.2	24,808.6
Current assets	4,502.2	3,954.2	4,603.1	4,379.6	6,312.7	6,266.7	6,976.1
Cash & cash equi.	1,102.6	911.6	1,323.8	1,166.4	1,064.1	1,464.3	1,832.5
Trade & other rec	2,563.5	2,617.5	2,601.6	2,740.3	2,847.6	2,827.7	2,818.8
Inventories	287.2	205.3	142.3	232.2	450.7	360.4	298.5
Other current asset	548.8	219.7	535.4	240.6	1,950.3	1,614.4	2,026.4
- Prepaid_Contract cost	-	-	-	-	1,005.8	1,048.7	1,090.8
- Contract assets	-	-	-	-	289.1	274.7	282.5
Non-current assets	19,175.1	18,927.1	18,778.9	18,955.4	18,327.1	18,111.6	17,832.5
Trade & other rec	541.7	581.7	556.8	735.7	624.1	705.1	611.1
P.P.E	11,538.2	11,117.3	11,074.7	11,375.0	11,008.2	10,777.8	10,645.3
Other current asset	7,095.2	7,228.1	7,147.3	6,844.6	6,694.9	6,628.7	6,576.1
- Prepaid_Contract cost	-	-	-	-	331.4	336.9	349.8
- Contract assets	-	-	-	-	64.0	69.3	82.5
Liabilities	12,492.0	11,533.4	11,878.7	12,023.8	12,304.3	11,853.1	12,075.2
Current liabilities	5,636.5	4,741.9	5,338.2	5,596.7	5,883.2	5,927.6	5,806.1
Trade & other payables	3,842.5	3,653.6	3,733.4	4,109.5	4,074.7	3,602.2	3,887.7
Short-term borrowings	1,433.4	712.4	1,336.6	1,298.5	1,230.1	1,688.7	1,179.3
Others	360.6	376.0	268.3	188.6	578.4	636.7	739.1
- Contract liabilities	-	-	-	-	274.4	280.0	287.4
Non-current liabilities	6,855.5	6,791.5	6,540.5	6,427.2	6,421.1	5,925.5	6,269.1
Trade & other payables	942.9	945.0	946.3	958.2	728.4	711.1	706.2
Long-term borrowings	5,370.6	5,278.5	5,006.7	4,914.4	5,007.5	4,515.1	4,815.8
Others	542.0	568.0	587.4	554.6	685.2	699.4	747.1
- Contract liabilities	-	-	-	-	47.6	41.7	38.8
Equity	11,185.2	11,347.9	11,503.2	11,311.1	12,335.5	12,525.1	12,733.4
Retained earnings	9,242.1	9,400.9	9,548.3	9,344.5	10,380.4	10,587.3	10,788.8

* K-IFRS 1018 (old-standard)

18

K-IFRS / Separate

5-3 Subscribers

Wireless	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	QoQ	YoY
Subscribers (Unit: 1,000)[1]									
Total (LTE+WCDMA)	19,234	19,521	19,795	20,015	20,378	20,662	20,920	1.2%	5.7%
Net additions	342	287	274	220	363	284	258	-9.2%	-6.0%
Gross additions	1,243	1,225	1,270	1,264	1,211	1,160	1,200	3.4%	-5.5%
Deactivation[2]	901	938	996	1,043	848	876	977	10.1%	-4.2%
Churn rate	1.6%	1.6%	1.7%	1.7%	1.4%	1.4%	1.5%	-0.1%p	-0.2%p
LTE	14,608	14,869	15,179	15,462	15,867	16,224	16,612	2.4%	9.4%
LTE Penetration rate	75.9%	76.2%	76.7%	77.2%	77.9%	78.5%	79.4%	0.9%p	2.7%p
ARPU (KRW)[3]	34,537	34,554	34,608	34,077	32,993	32,733	32,372[4]	-1.1%	-6.5%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE and IoT included):Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter
Note 4) ARPU based on old standard (New standard wireless (ARPU 32,028)

Wireline	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	QoQ	YoY
Subscribers (Unit:1,000)									
Telephony	16,129	16,045	15,815	15,610	15,478	15,343	15,163	-1.2%	-4.8%
PSTN	12,679	12,576	12,376	12,201	12,080	11,949	11,786	-1.4%	-4.8%
VoIP	3,450	3,469	3,439	3,409	3,398	3,394	3,377	-0.5%	-1.8%
Broadband	8,573	8,640	8,708	8,758	8,653	8,659	8,698	0.4%	-0.1%
IPTV (OTV+OTS)	7,161	7,280	7,397	7,472	7,573	7,672	7,775	1.3%	5.1%

※ Number of IPTV subscribers differ from MSIT's release that applies "Combined Market Share Regulation" under the IPTV law.
(KT's average(6-month average) pay TV subscribers as of 2H17 are 6,339,759)

19

PEOPLE. TECHNOLOGY.